UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                     For the date of 22 February, 2006

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB) Part 1

                   Highlights - AIB Group Annual Results 2005

Basic earnings per share                                 Eur  151.0c
Less profit on new Bankcentre development                Eur  (4.4c)
Less hedge volatility (1) under IFRS                     Eur  (0.7c)
Adjusted basic earnings per share (2)                    Eur  145.9c up 15% (3)
(lower than expected taxation charge (4) + Eur 3c)


                     Divisional pre-tax profit performance (5)
                              - AIB Bank ROI up 24%
    or 15% excluding the EUR 50m investigation related charges incurred in 2004
                             - AIB Bank GB & NI up 18%
                             - Capital Markets up 27%
                                 - Poland up 13%
                              Income / cost gap +5%
                       Cost income ratio down 2.5% to 55.2%
                              Return on equity 20.6%
                            Tier 1 capital ratio 7.2%
                       Total dividend of EUR 65.3c, up 10%
                         16% US$ earnings growth from M&T


AIB Group Chief Executive Eugene Sheehy said:

'Our 2005 performance reflects quality growth in all our main franchises. Strong customer demand continues to drive momentum and underpins our confidence in the outlook for 2006 and beyond.'

(1) The impact of hedge volatility (combines the impact of economic and accounting hedges) under IFRS was an increase of EUR 6 million to profit before taxation for the year.

(2) Excludes profit on new Bankcentre development(EUR 45 million) and the impact of hedge volatility. This is the relevant number for comparison to the earnings per share guidance in the trading update of 6 December 2005.

(3) A 15% increase compared with the year to December 2004 pro-forma earnings per share of EUR 127.1c. The year to December 2004 statutory basic earnings per share was EUR 132.0c. A reconciliation of the pro-forma and statutory earnings per share for 2004 is shown on page 21 of this release.

(4) Lower than expected when communicating the trading update on 6 December
2005.

(5) Excluding the impact of exchange rate movements on the translation of foreign locations' profit. The percentage increase reflects the growth compared with the IFRS pro-forma accounts for 2004.


The results for the year ended 31 December 2004 have been restated to represent the results of Ark Life as a discontinued operation to reflect the disposal (note 3) and the application of International Financial Reporting Standards, with the exception of IAS 32,IAS 39 and IFRS 4 which apply with effect from 1
               January 2005. See Basis of preparation on page 23.


Allied Irish Banks, p.l.c.

Dividend

The Board is recommending a final dividend of EUR 42.3c per share payable on 27 April 2006 to shareholders on the Company's register of members at the close of business on 3 March 2006. The final dividend, together with the interim dividend of EUR 23.0c per share, amounts to a total dividend of EUR 65.3c per share, an increase of 10% on 2004.


For further information please contact:

John O'Donnell                       Alan Kelly                                   Catherine Burke
Group Finance Director               Head of Group Investor Relations             Head of Corporate Relations
Bankcentre                           Bankcentre                                   Bankcentre
Dublin                               Dublin                                       Dublin
353-1-660-0311                       353-1-660-0311                               353-1-660-0311
Ext. 14412                           Ext. 12162                                   Ext. 13894



This results announcement and a detailed informative presentation can be viewed on our internet site at www.aibgroup.com/investorrelations

Forward-looking statements

A number of statements we make in this document will not be based on historical fact, but will be 'forward-looking' statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected in the 'forward-looking' statements. Factors that could cause actual results to differ materially from those in the ' forward-looking' statements include, but are not limited to, global, national, regional economic conditions, levels of market interest rates, credit and other risks of lending and investment activities, competitive and regulatory factors and technology change. Any 'forward-looking' statements made by or on behalf of the Group speak only as of the date they are made.



Financial highlights
for the year ended 31 December 2005

                                                                               31 December  1 January        31 December
                                                                                      2005       2005               2004
                                                                                     EUR m      EUR m              EUR m

Results
Total operating income                                                               3,647                         3,216
Operating profit                                                                     1,493                         1,214
Profit before taxation - continuing operations                                       1,706                         1,372
Profit attributable to equity holders of the parent                                  1,343                         1,129


Per EUR 0.32 ordinary share
Earnings - basic                                                                    151.0c                        132.0c
Earnings - diluted                                                                  149.8c                        131.5c
Dividend                                                                             65.3c                         59.4c
Dividend payout                                                                        44%                           46%
Net assets                                                                            773c                          671c


Performance measures
Return on average total assets                                                       1.20%                         1.22%
Return on average ordinary shareholders' equity                                      20.6%                         20.7%


Balance sheet
Total assets                                                                       133,214    102,819            101,109
Ordinary shareholders' equity                                                        6,672      5,975              5,745
Loans etc                                                                           92,361     68,230             67,278
Deposits etc                                                                       109,520     82,384             82,384


Capital ratios
Tier 1 capital                                                                        7.2%       8.2%               8.2%
Total capital                                                                        10.7%      10.7%              10.9%

 The results for the year ended 31 December 2004 have been restated to represent the results of Ark Life as a discontinued operation to reflect the disposal (note 3) and the application of International Financial Reporting Standards, with the exception of IAS 32, IAS 39 and IFRS 4 which apply with effect from 1 January 2005. See Basis of preparation on page 23.



Consolidated income statement
for the year ended 31 December 2005
                                                                                                 2005               2004
                                                                                Notes           EUR m              EUR m

Interest and similar income                                                         5           5,151              4,018
Interest expense and similar charges                                                6           2,621              1,946

Net interest income                                                                             2,530              2,072
Dividend income                                                                                    17                 27
Fee and commission income                                                                       1,061              1,043
Fee and commission expense                                                                      (145)              (131)
Trading income                                                                      7             112                 96
Other operating income                                                              8              72                109
Other income                                                                                    1,117              1,144

Total operating income                                                                          3,647              3,216
Administrative expenses                                                             9           1,881              1,724
Depreciation of property, plant and equipment                                                      83                 82
Amortisation/impairment of intangible assets and goodwill                                          47                 63
Total operating expenses                                                                        2,011              1,869

Operating profit before provisions                                                              1,636              1,347
Provisions for impairment of loans and receivables                                 17             115                114
Provisions for liabilities and commitments                                                         20                 20
Amounts written off/(written back) financial investments                                            8                (1)

Operating profit                                                                                1,493              1,214
Share of results of associated undertakings                                                       149                132
Profit on disposal of property                                                                     14                  9
Construction contract income                                                       10              45                  -
Profit on disposal of businesses                                                   11               5                 17

Profit before taxation - continuing operations                                                  1,706              1,372
Taxation on ordinary activities                                                    12             319                267

Profit after taxation - continuing operations                                                   1,387              1,105
Discontinued operation, net of taxation                                             3              46                 53

Profit for the period                                                                           1,433              1,158

Attributable to:
Equity holders of the parent                                                                    1,343              1,129
Minority interests in subsidiaries                                                                 90                 29

                                                                                                1,433              1,158

Basic earnings per share - continuing operations                                               145.7c             125.8c
Basic earnings per share - discontinued operations                                               5.3c               6.2c

Total                                                                              13          151.0c             132.0c

Diluted earnings per share - continuing operations                                             144.6c             125.3c
Diluted earnings per share - discontinued operations                                             5.2c               6.2c

Total                                                                              13          149.8c             131.5c

The results for the year ended 31 December 2004 have been restated to represent the results of Ark Life as a discontinued operation to reflect the disposal (note 3) and the application of International Financial Reporting Standards, with the exception of IAS 32, IAS 39 and IFRS 4 which apply with effect from 1
               January 2005. See Basis of preparation on page 23.



Consolidated balance sheet
31 December 2005
                                                                             31 December     1 January       31 December
                                                                                    2005          2005              2004
                                                                   Notes           EUR m         EUR m             EUR m

Assets
Cash and balances at central banks                                                   742           887               887
Treasury bills and other eligible bills                                              201             -                 -
Items in course of collection                                                        402           368               368
Trading portfolio financial assets                                    15          10,113         7,957                 -
Financial assets designated at fair value through profit                               -         1,871                 -
or loss
Derivative financial instruments                                                   2,439         2,581                 -
Loans and receivables to banks                                                     7,129         2,538             2,540
Loans and receivables to customers                                    16          85,232        65,692            64,738
Financial investments available for sale                              18          16,864        15,720                 -
Debt securities and equity shares                                                      -             -            26,142
Interests in associated undertakings                                               1,656         1,395             1,379
Intangible assets and goodwill                                                       517           540               540
Property, plant and equipment                                                        706           745               745
Other assets                                                                         778         1,435             2,597
Current taxation                                                                      18            25                25
Deferred taxation                                                                    253           204               228
Prepayments and accrued income                                                       801           861               920
Disposal group and assets classified as held for sale             3 & 19           5,363             -                 -

Total assets                                                                     133,214       102,819           101,109

Liabilities
Deposits by banks                                                                 29,329        20,428            20,428
Customer accounts                                                     20          62,580        50,151            50,151
Trading portfolio financial liabilities                                              240           332                 -
Derivative financial instruments                                                   1,967         2,541                 -
Investment and insurance contract liabilities                                          -         3,887             3,286
Debt securities in issue                                                          17,611        11,805            11,805
Current taxation                                                                     133           197               175
Other liabilities                                                                  1,599         1,593             3,387
Accruals and deferred income                                                       1,092           705               913
Retirement benefit liabilities                                                     1,227           886               886
Provisions for liabilities and commitments                                           140           122               122
Deferred taxation                                                                     32            38                52
Subordinated liabilities and other capital instruments                             3,756         2,451             2,766
Disposal group classified as held for sale                        3 & 19           5,091             -                 -

Total liabilities                                                                124,797        95,136            93,971

Shareholders' equity
Share capital                                                                        294           294               294
Share premium account                                                              1,693         1,693             1,693
Other equity interests                                                               497           497               182
Reserves                                                                           1,152         1,159               985
Profit and loss account                                                            3,533         2,829             2,773
Shareholders' equity                                                               7,169         6,472             5,927
Minority interests                                                                 1,248         1,211             1,211

Total shareholders' equity including minority interests                            8,417         7,683             7,138

Total liabilities, shareholders' equity and minority interests                   133,214       102,819           101,109



The financial position as at 31 December 2004 has been restated to represent the results of Ark Life as a discontinued operation to reflect the disposal (note 3)
  and the application of International Financial Reporting Standards, with the exception of IAS 32, IAS 39 and IFRS 4 which apply with effect from 1 January
                   2005. See Basis of preparation on page 23.


Condensed statement of cash flows
for the year ended 31 December 2005


                                                                                                  Year         IFRS Year
                                                                                           31 December       31 December
                                                                                                  2005              2004
Consolidated statement of cash flows                                                             EUR m             EUR m

Net cash flows from operating activities                                                         4,510             3,389
Investing activities
Net increase in financial investments                                                            (264)           (4,038)
Additions to tangible fixed assets                                                               (100)              (68)
Disposal of tangible fixed assets                                                                   89                20
Additions to intangible fixed assets                                                              (36)              (66)
Disposal of intangible assets                                                                        3                 -
Investment in associated undertaking                                                               (3)               (7)
Disposal of associated undertakings                                                                  4                 1
Disposal of investment in subsidiary                                                                 7                15
Dividends received from associated undertakings                                                     41                37

Cash flows from investing activities                                                             (259)           (4,106)

Financing activities
Issue of ordinary share capital                                                                     47                53
Redemption of subordinated liabilities                                                           (630)              (32)
Issue of new subordinated liabilities                                                            1,813               733
Issue of preferred securities                                                                        -               990
Interest paid on subordinated liabilities                                                         (90)             (105)
Equity dividends paid                                                                            (532)             (345)
Dividends on other equity interests                                                               (38)               (4)
Dividends paid to minority interests                                                              (14)               (2)

Cash flows from financing activities                                                               556             1,288

Net increase in cash and cash equivalents                                                        4,807               571

Analysis of changes in cash
At 1 January                                                                                     2,772             2,152
Net cash inflow before the effect of exchange translation                                        4,807               571
adjustments
Effect of exchange translation adjustments                                                          92                49

At 31 December                                                                                   7,671             2,772





The financial position as at 31 December 2004 has been restated to represent the results of Ark Life as a discontinued operation to reflect the disposal (note 3)
  and the application of International Financial Reporting Standards, with the exception of IAS 32, IAS 39 and IFRS 4 which apply with effect from 1 January
                   2005. See Basis of preparation on page 23.



Consolidated statement of recognised income and expense
                                                                                                    2005            2004
                                                                                                   EUR m           EUR m

Foreign exchange translation differences                                                             287            (73)
Net change in cash flow hedges, net of tax                                                          (76)               -
Net change in fair value of available for sale securities, net of tax                                (6)               -
Net actuarial gains and losses in retirement benefit schemes, net of tax                           (285)           (198)

Income and expense recognised directly in equity                                                    (80)           (271)
Profit for the period                                                                              1,433           1,158

Total recognised income and expense for the period                                                 1,353             887
Transition adjustment at 1 January 2005 arising from IAS32,
IAS 39 and IFRS 4 (note 2)                                                                           545               -

Total recognised income and expense for the period including transition adjustment                 1,898             887

Attributable to:
Equity holders of the parent                                                                       1,808             858
Minority interests in subsidiaries                                                                    90              29

Total recognised income and expense for the period including transition adjustment                 1,898             887






Condensed consolidated reconciliation of movements in shareholders' equity
                                                                                                    2005            2004
                                                                                                   EUR m           EUR m

Profit attributable to equity holders of the parent                                                1,343           1,129
Transition adjustment at 1 January 2005 arising from IAS32,
IAS 39 and IFRS 4 (note 2)                                                                           545               -
Dividends on ordinary shares                                                                       (532)           (475)
Dividends on other equity interests                                                                 (38)             (4)
Share based payments                                                                                  16              14
Actuarial loss recognised in retirement benefit schemes                                            (285)           (198)
Other recognised gains/(losses) relating to the period                                               198            (85)
Other recognised (losses)/gains in associated undertaking                                           (65)              15
Ordinary shares issued in lieu of cash dividend                                                        -             134
Other ordinary shares issued                                                                          66              71
Net movement in own shares                                                                           (6)            (20)

Net additions to shareholders' equity                                                              1,242             581
Opening shareholders' equity                                                                       5,927           5,346

Closing shareholders' equity                                                                       7,169           5,927

Shareholders' equity:
Ordinary shareholders' equity                                                                      6,672           5,745
Other equity interests                                                                               497             182

                                                                                                   7,169           5,927



The results for the year ended 31 December 2004 have been restated to represent the results of Ark Life as a discontinued operation to reflect the disposal (note 3) and the application of International Financial Reporting Standards, with the exception of IAS 32, IAS 39 and IFRS 4 which apply with effect from 1
               January 2005. See Basis of preparation on page 23.

Commentary on results

Earnings per share

The table below shows the basic earnings per share and continuing earnings per share excluding the profit on the new Bankcentre development (construction contract income) and the impact of hedge volatility (combines the impact of economic and accounting hedges) under IFRS.


                                                                     IFRS         IFRS            IFRS          % change
                                                                     Year         Year    Pro-forma(1)            2005 v
Earnings per share                                                   2005         2004            2004    Pro-forma 2004

Basic - continuing operations(2)                                   145.7c       125.8c          123.3c                18
Basic - discontinued operations                                      5.3c         6.2c            3.8c                39

Basic - total                                                      151.0c       132.0c          127.1c                19
less profit on new Bankcentre development                          (4.4c)            -               -                 -
less hedge volatility under IFRS                                   (0.7c)            -               -                 -

Adjusted basic earnings per share                                  145.9c       132.0c          127.1c                15

Basic continuing operations(2)                                     145.7c       125.8c          123.3c                18
less profit on new Bankcentre development                          (4.4c)            -               -                 -
less hedge volatility under IFRS                                   (0.7c)            -               -                 -

Adjusted basic earnings per share - continuing                     140.6c       125.8c          123.3c                14
operations





Rates of exchange

The following table shows the average accounting rates for 2004 and 2005.
                                                                                              Average            Average
                                                                                           accounting   accounting rates
                                                                                                rates
                                                                                                 2005               2004

US dollar                                                                                        1.25               1.25
Sterling                                                                                         0.69               0.68
Polish zloty                                                                                     4.03               4.53



The movement in exchange rates including currency hedging activities was not material from an earnings per share perspective.



(1) A reconciliation of the pro-forma and statutory earnings per share for 2004 is shown on page 21 of this release.

(2) Continuing operations exclude Ark life which is reported as a discontinued operation following its disposal in 2005.



Commentary on results

Basis of presentation

The results for 2004 have been restated to take account of International Financial Reporting Standards ('IFRS') as adopted by the European Union and implemented with effect from 1 January 2004. This restatement of results for 2004 excludes adjustments for standards implemented with effect from 1 January 2005. IAS 32, IAS 39 and IFRS 4 have been implemented from 1 January 2005. Had these standards been implemented from 1 January 2004, it would have impacted the accounting for derivatives, loan impairment, income recognition on loans (Effective Interest Rate 'EIR'), insurance accounting and classification of financial instruments. In addition to the IFRS restated accounts, the following commentary shows the IFRS pro-forma accounts for 2004. The pro-forma accounts for 2004 reflect the impacts of EIR, insurance accounting and classification of non-derivative financial instruments in order to establish a 2004 pro-forma IFRS restatement but do not reflect the impact of accounting for derivatives and loan impairment. A reconciliation of the statutory IFRS accounts for 2004 to the IFRS pro-forma accounts is shown on page 21 of this release. In order to show comparable trends, the growth percentages in the following commentary reflect the IFRS year to December 2005 compared with the IFRS pro-forma year to December 2004. The growth percentages are also shown on an underlying basis adjusted for the impact of exchange rate movements on the translation of foreign locations' profit and excluding hedge volatility under IFRS.

Investigation related charges referred to in the following commentary were incurred in 2004 and relate primarily to the application of prices to foreign exchange products without regulatory approval. AIB provided EUR 50 million for investigation related charges and costs in the year to December 2004 with EUR 12 million charged to net interest income, EUR 24 million charged to other income and EUR 14 million of costs included in operating expenses.





                          "Double-digit income growth"

                  "Very strong loan and deposit volume growth"





Total income

Total income increased by 12% to EUR 3,647 million.
                                                                 IFRS           IFRS           IFRS           Underlying
                                                                 Year           Year      Pro-forma             % change
                                                                 2005           2004           2004               2005 v
Total operating income                                           EUR m          EUR m          EUR m       Pro-forma 2004

Net interest income                                             2,530          2,072          2,178                   15
Other income                                                    1,117          1,144          1,042                    6

Total operating income                                          3,647          3,216          3,220                   12





Commentary on results

Net interest income

Net interest income increased by 15% to EUR 2,530 million in the year to December 2005. The key drivers of the increase were strong loan and deposit growth in Republic of Ireland and GB & NI, strong loan growth in Corporate
Banking and very good growth in loan arrangement fees. Loans to customers increased by 27% and customer accounts increased by 16% on a constant currency basis since 1 January 2005 (details of loan and deposit growth by division are contained on page 14 of this release). Net interest income also benefited from income earned on the EUR 1 billion of perpetual preferred securities issued in December 2004.

                                                                                 IFRS          IFRS
                                                                                 Year          Year                  %
                                                                                 2005          2004         change (1)
Average interest earning assets                                                 EUR m         EUR m        2005 v 2004

Average interest earning assets                                               106,380        84,541                 26


(1) This particular analysis is not adjusted for the impact of exchange rate movements.


                                                                                 IFRS          IFRS
                                                                                 Year     Pro-forma              Basis
                                                                                 2005          2004              point
Net interest margin                                                                 %             %             change

Group net interest margin                                                        2.38          2.58                -20



The domestic and foreign margins for 2005 are reported on page 37 of this release.

AIB Group manages its business divisionally on a product margin basis with funding and groupwide interest exposure centralised and managed by Global Treasury. While a domestic and foreign margin is calculated for the purpose of statutory accounts, the analysis of net interest margin trends is best explained by analysing business factors as follows: The Group net interest margin was 2.38% in 2005, a decrease of 20 basis points compared with 2004 on a pro-forma IFRS basis. The margin reduction was due to a combination of the following factors:

(a) loans increasing at a faster rate than deposits.

(b) a changing mix of products where stronger volume growth has been achieved in lower margin products; corporate loans, home loans and prime advances on the lending side and term deposits and other lower margin products on the deposit side. There was higher growth in mid-market loans in the Republic of Ireland and the United Kingdom and growth in our international corporate operations.

(c) competitive pressures on loan and deposit pricing.

(d) lower yields on the re-investment of deposit and current account funds as they mature, due to the flattening of the yield curve.

The largest factor in the margin reduction was average loans increasing at a greater rate than average deposits compared with 2004. While this strong lending growth generated good incremental profit, the funding impact resulted in a reduction in the overall net interest margin calculation when net interest income is expressed as a percentage of average interest earning assets.

The impact of low yields on the investment of deposit funds particularly affected AIB Bank Republic of Ireland and GB&NI divisions.

While it is difficult to disaggregate trends in product margins between mix and competitive factors, competitive pricing behaviour did impact loan and deposit margins. The Group's new business lending continued to meet targeted return on capital hurdles. The factors affecting the net interest margin trend are expected to be continuing features.





Commentary on results

             "Investment banking and asset management fees up 23%"



Other income

Other income was up 6% to EUR 1,117 million since the year to December 2004.


                                                                    IFRS          IFRS           IFRS
                                                                    Year          Year      Pro-forma       Underlying %
                                                                    2005          2004           2004      change 2005 v
Other income                                                       EUR m         EUR m          EUR m     Pro-forma 2004

Dividend income                                                       17            27             27                -41
Banking fees and commissions                                         863           888            786                  8
Investment banking and asset management fees                         198           155            155                 23
Fee and commission income                                          1,061         1,043            941                 11
Less: fee and commission expense                                   (145)         (131)          (131)                  7
Trading income                                                       119            95             95                 25
Currency hedging (losses)/profits                                   (13)             1              1                  -
Hedging volatility (IAS 39)(1)                                         6             -              -                  -
Trading income                                                       112            96             96                 16
Profit on termination of off-balance sheet                             -            36             36                  -
instruments
Other                                                                 72            73             73                 -6
Other operating income                                                72           109            109                -37

Total other income                                                 1,117         1,144          1,042                  6



Banking fees and commissions increased by 8%, or 5% excluding the EUR 24 million of investigation related charges incurred in 2004. The growth reflects increased business and transaction volumes in AIB Bank Republic of Ireland, GB & NI and Corporate Banking and there was good growth in credit card revenue in Ireland and e-business business and payment fees in Poland.

Investment banking and asset management fees increased by 23% driven by particularly strong performances in Goodbody stockbrokers, AIB Corporate Finance, Asset Management in Poland and BZWBK's brokerage operation. Total fee and commission income was up 11% or 8% excluding the investigation related charges in 2004.

Trading income increased, with strong growth in bond management activities. Trading income excludes interest payable and receivable arising from these activities, which is included in net interest income.

Included in other income in 2004 was a gain of EUR 36 million from closing out capital invested positions in January 2004 resulting from the introduction of a new policy in respect of the investment of AIB's capital funds.

Loan arrangement fees for the year were strong and are reported in the net interest income line under IFRS. The growth in other income no longer benefits from the growth in arrangement fees associated with strong lending growth.

Other income as a percentage of total income reduced to 31% from 32% in 2004 (33% excluding the investigation related charges incurred).



(1) Combines the impact of economic and accounting hedges, (IAS 39)





Commentary on results



                     "Cost income ratio down 2.5% to 55.2%"

  "Continued investment to meet customer demand and ensure compliance with new regulatory requirements"

                          "Lower depreciation charge"

Total operating expenses

Operating expenses increased by 7% compared with 2004.


                                                                    IFRS           IFRS          IFRS
                                                                    Year           Year     Pro-forma       Underlying %
                                                                    2005           2004          2004      change 2005 v
Operating expenses                                                 EUR m          EUR m         EUR m     Pro-forma 2004

Personnel expenses                                                 1,298          1,136         1,136                 13
General and administrative expenses                                  583            579           578                 -1
Depreciation(1)/amortisation(2)                                      130            145           145                -13

Total operating expenses before restructuring costs                2,011          1,860         1,859                  7
Restructuring costs                                                    -              9             9

Total operating expenses                                           2,011          1,869         1,868



Operating expenses increased by 7%. The cost base in the comparative year to December 2004 included EUR 14 million of investigation related costs. Under IFRS, operating expenses include other finance income relating to the return on pension fund assets and the cost of pension fund liabilities and this income reduced in 2005, increasing the growth in personnel expenses. Excluding the above two offsetting items, the growth in operating expenses remained at 7%.

The 7% increase reflects the very strong business volume and strong revenue growth in 2005. In the period there were costs to ensure compliance with a range of regulatory initiatives such as Sarbanes Oxley and Basel II and there was higher performance related remuneration resulting from strong revenue growth. Excluding these items the increase was 5%. The resourcing and restructuring of our single enterprise agenda is in implementation and we expect this to increase business capability, improve efficiency and further enable compliance.

Personnel expenses were up 13%, or 12% excluding the above mentioned decline in other finance income. The increase reflected a higher level of variable costs arising from performance related remuneration resulting from strong revenue growth, the cost of additional resources to respond to business growth demands and ensure compliance with a range of regulatory initiatives such as Sarbanes Oxley and Basel II and higher pension costs. General and administrative expenses were down 1%,or up 2% excluding investigation related costs in 2004. The 2% increase includes the effects of inflation and consultancy and systems costs relating to the aforementioned strengthening of internal structures to ensure compliance with new regulatory initiatives. Depreciation/amortisation decreased by 13% reflecting the benefit of some business rationalisations.

Productivity improved with the cost income ratio reducing to 55.2% from 57.7% in 2004.



(1) Depreciation of property, plant and equipment.

(2) Amortisation / impairment of intangible assets and impairment of goodwill.





Commentary on results

                  "Provision charge lower at 15 basis points"

          "Impaired loans as a percentage of loans decreases to 1.0%"

Provisions

Total provisions were EUR 143 million, up from EUR 133 million in 2004.

                                                                                     IFRS              IFRS
                                                                                     Year              Year
                                                                                     2005              2004
Provisions                                                                          EUR m             EUR m


Provisions for impairment of loans and receivables(1)                                 115               114
Provisions for liabilities and commitments                                             20                20
Amounts written off/(written back) financial investments                                8               (1)

Total provisions                                                                      143               133

The provision for impairment of loans and receivables was EUR 115 million compared with EUR 114 million in 2004, representing a charge of 0.15% of average loans compared with 0.20% in 2004. The lower charge reflects strong asset quality, good recoveries and a particularly benign economic environment. Impaired loans as a percentage of total loans decreased from 1.3% at 31 December 2004 to 1.0% at 31 December 2005 with the total provision cover for impaired loans increasing to 78%.

Strong asset quality in AIB Bank Republic of Ireland was reflected in a reduction in impaired loans as a percentage of total loans to 0.7% at 31 December 2005 from 0.8% in 2004. The provision charge reduced to 0.11% of average loans compared with 0.14% in 2004. The quality across all sectors of the retail and commercial portfolios remains very good.

In AIB Bank GB & NI, the provision charge was 0.13% of average loans, increasing marginally from 0.11% in 2004 but continuing to reflect very strong provision recoveries in both periods. Impaired loans at 0.9% of total loans were down from 1.1% at 31 December 2004.

Asset quality in Capital Markets remained strong. The provision charge was 0.22% compared with 0.27% in 2004 and impaired loans reduced to 0.7% from 0.8% of total loans at 31 December 2004.

The provision charge in Poland decreased to 0.40% of loans from 0.91% in 2004. Asset quality continued to improve with the ratio of impaired loans as a percentage of loans declining to 6.8% from 8.4% at 31 December 2004.

The provision for liabilities and commitments was EUR 20 million in 2005,the same level as 2004 while provisions for amounts written off financial investments were EUR 8 million compared with a net credit of EUR 1 million in 2004.


Share of results of associated undertakings

The profit in 2005 was EUR 149 million compared to EUR 132 million in 2004 and mainly reflects AIB's 23.5% average share of the income after taxes of M&T Bank Corporation on an IFRS basis for the year to December 2005.



(1) As noted on page 9, the pro-forma accounts for the year to December 2004 do not reflect the impact of loan impairment under IFRS. The provision for impairment of loans and receivables in 2005 reflects the change in the financial reporting requirements from FRS 12 to IAS 39.





Commentary on results

The following commentary is in respect of the total Group.


                        "Loans up 27%; deposits up 16%"

                         "Effective tax rate at 18.7%"



Balance sheet

Total assets amounted to EUR 133 billion at 31 December 2005 compared to EUR 103 billion at 1 January 2005. Adjusting for the impact of currency, total assets were up 26% and loans to customers were up 27% since 1 January 2005 while customer accounts increased by 16%. Risk weighted assets excluding currency factors increased by 24% to EUR 102 billion.

Risk weighted assets, loans to customers and customer accounts (excluding currency factors)


                                                                 Risk weighted       Loans to          Customer
                                                                        assets      customers       accounts(1)
% change 31 December 2005 v 1 January 2005                            % change       % change          % change

AIB Bank Republic of Ireland                                                25             28                20
AIB Bank GB & NI                                                            32             29                17
Capital Markets                                                             23             29                 4
Poland                                                                       4              4                 8

AIB Group                                                                   24             27                16


(1) Excludes money market funds.



Assets under management/administration and custody

Assets under management in the Group amounted to EUR 16 billion at 31 December 2005 compared with EUR 13 billion in 2004. Assets under administration and custody increased to EUR 220 billion at 31 December 2005 from EUR 183 billion in 2004.

Taxation

The taxation charge was EUR 319 million compared with EUR 267 million in the year to December 2004 (EUR 260 million on a pro-forma basis for the year to December 2004). The effective tax rate was 18.7% compared with 19.5% in the year to December 2004 (or 18.9% on a pro-forma basis). The taxation charge excludes taxation on share of results of associated undertakings. Share of results of associated undertakings is reported net of taxation in the Group profit before taxation. The effective tax rate is influenced by the geographic mix of profits, which are taxed at the rates applicable in the jurisdictions where we operate.




Commentary on results

                            "Return on equity 20.6%"

              "Business expected to continue to perform strongly"

            "Outlook - low double-digit EPS growth expected in 2006"



Return on equity and return on assets

The return on equity was 20.6%, compared to 20.7% in 2004. The return on assets was 1.20%, down from 1.22% in 2004.

Capital ratios

A strong capital position was reflected in a Tier 1 ratio at 7.2% and a total capital ratio of 10.7%.

Outlook

The business is expected to continue to perform strongly in 2006 in line with our strong positions in the high growth markets where we operate. Very good loan and deposit growth and strong asset quality is expected again this year. The resourcing and restructuring of our enterprise wide approach to operations is in implementation and we expect this to further bolster our business capability. Based on these factors our guidance is for low double-digit earnings per share growth in 2006 compared with the adjusted basic earnings per share of EUR 145.9c in 2005 (as outlined on page 8 of this release). This guidance excludes the one-time gain to be recognised from the Ark Life joint venture with Hibernian Life & Pensions and income from the development of the Bankcentre complex.





Divisional commentary

On a divisional basis, profit is measured in euro and consequently includes the impact of currency movements. The underlying percentage change is reported in the divisional income statements adjusting for the impact of exchange rate movements on the translation of foreign locations' profit. The AIB Bank Republic of Ireland income statement for 2004 and 2005 has been restated to reflect Ark Life as a discontinued operation, which is now reported below profit after taxation at Group level, arising from its disposal in 2005. The profit on disposal will be accounted for in 2006.

AIB Bank Republic of Ireland profit of EUR 779 million was up 24% or 15% excluding the EUR 50 million of investigation related charges incurred in 2004

                         "Loans up 28%;deposits up 20%"

                            "Income/cost gap at +3%"

          "Customer relationship management is key performance driver"

                             "Strong asset quality"

AIB Bank Republic of Ireland Retail and commercial banking operations in Republic of Ireland, Channel Islands and Isle of Man; AIB Finance and Leasing and Card Services.

                                                                   IFRS          IFRS           IFRS
                                                                   Year          Year      Pro-forma        Underlying %
                                                                   2005          2004           2004       change 2005 v
AIB Bank Republic of Ireland income statement                     EUR m         EUR m          EUR m      Pro-forma 2004

Net interest income                                               1,314         1,144          1,145                  15
Other income                                                        376           340            337                  12

Total operating income                                            1,690         1,484          1,482                  14
Total operating expenses                                            867           813            814                   7

Operating profit before provisions                                  823           671            668                  23
Provisions                                                           55            44             44                  25

Operating profit                                                    768           627            624                  23
Share of results of associated undertakings                         (1)           (1)            (1)                   -
Profit on disposal of property                                       12             7              7                  68

Profit before taxation                                              779           633            630                  24

Pre-tax profit increased by 24% or 15% excluding the EUR 50 million of investigation related charges incurred in the year to December 2004.Operating income was up 14% and operating expenses were up 7%. Excluding the investigation related charges these growth rates were 11% and 8% respectively, with the operating income/cost gap at +3%.

The strong profit growth was generated through higher business volumes and the focus on customer relationship management. Loans and deposits increased by 28% and 20% respectively since 31 December 2004. Operating expenses were up 7% (or 8% excluding investigation related costs in 2004). Increased business activity, annual salary inflation, performance costs related to strong revenue growth and costs associated with a number of mandatory and regulatory driven projects were the key drivers of the 7% increase. A decrease in other finance income (income associated with the pension fund now included in operating expenses under IFRS), which fell from EUR 20 million to EUR 13 million, accounted for 1% of the operating expenses growth. The cost income ratio was 51.3% compared with 54.9% in 2004 (52.7% excluding the EUR 50 million of investigation related charges incurred in 2004). Asset quality remained very good with the provision charge as a percentage of average loans reducing to 0.11% from 0.14% in 2004.

Retail banking reported another very strong year reflecting good growth in income on the back of a significant increase in business volumes on both sides of the balance sheet. Business lending, home mortgages, personal lending and private banking activities all experienced excellent growth, with strong growth in customer deposits also reflecting buoyant customer demand. Profit growth in AIB Card Services was also notable, resulting from strong revenue due to higher consumer spending, a strong increase in merchant turnover, lower costs and a lower bad debt charge. In AIB Finance and Leasing there was good profit growth due to a 14% increase in loan volumes since December 2004 and tight cost management. New business was particularly strong in the motor, plant and equipment sectors.


Divisional commentary

AIB Bank GB & NI profit was up 18%

                             "Strong profit growth"

                         "Loans up 29%;deposits up 17%"

                        "Cost income ratio now at 48.7%"

                             "Robust asset quality"

AIB Bank GB & NI Retail and commercial banking operations in Great Britain and Northern Ireland.


                                                                    IFRS          IFRS          IFRS
                                                                    Year          Year     Pro-forma        Underlying %
                                                                    2005          2004          2004       change 2005 v
AIB Bank GB & NI income statement                                  EUR m         EUR m         EUR m      Pro-forma 2004

Net interest income                                                  516           416           447                  16
Other income                                                         148           189           142                   5

Total operating income                                               664           605           589                  13
Total operating expenses                                             323           305           303                   7

Operating profit before provisions                                   341           300           286                  20
Provisions                                                            21            13            13                  61

Operating profit                                                     320           287           273                  18
Profit on disposal of property                                         2             1             1                   -

Profit before taxation                                               322           288           274                  18



AIB Bank GB&NI reported a strong performance in the year to 31 December 2005, with profit before taxation increasing by 18%. Loan and deposit balances increased by 29% and 17% respectively in 2005 with volume growth reflecting buoyant business momentum. Lending margins were well managed in a very competitive environment. Operating expenses were up 7% mainly due to staff cost increases relating to ongoing investment in the business. The cost income ratio improved to 48.7% from 51.5% last year. The bad debt charge represented 0.13% of average loans, compared with 0.11% of average loans in 2004. Credit quality remains robust in a relatively benign economic climate.

Allied Irish Bank (GB), with its primary focus on chosen business sectors, achieved a profit increase of 25% to EUR 169 million, a very strong performance, with growth in balances of 31% in loans and 21% in deposits. The bank continues to grow its business customer base as a key provider of banking to mid-corporate businesses through its relationship-banking model and continued expansion. In 2005, the opening of a corporate office in the regenerated Birmingham city centre demonstrated the increasing profile of Allied Irish Bank (GB).

First Trust Bank, a retail bank in Northern Ireland, also reported double-digit growth, with an 11% increase in profit before taxation to EUR 153 million, compared with 2004. Loan balances showed strong growth of 25% and solid deposit growth of 12% was achieved. First Trust continues to develop both its business and personal customer bases.



Divisional commentary

Capital Markets profit of EUR 403 million, up 27%

          "Another exceptionally strong Corporate Banking performance"

     "Good Treasury performance with strong customer business and low risk utilisation"

              "Profit substantially higher in Investment Banking"

Capital Markets Corporate Banking, Global Treasury and Investment Banking.

                                                                    IFRS          IFRS           IFRS
                                                                    Year          Year      Pro-forma       Underlying %
                                                                    2005          2004           2004      change 2005 v
Capital Markets income statement                                   EUR m         EUR m          EUR m     Pro-forma 2004

Net interest income                                                  435           360            396                 10
Other income                                                         407           390            345                 18

Total operating income                                               842           750            741                 14
Total operating expenses                                             400           403            403                 -1

Operating profit before provisions                                   442           347            338                 31
Provisions                                                            46            29             29                 59

Operating profit                                                     396           318            309                 28
Share of results of associated undertakings                            2             4              4                -44
Profit on disposal of business                                         5             4              4                 12

Profit before taxation                                               403           326            317                 27



Profit before taxation increased by 27% to EUR 403 million, reflecting a very strong performance across each business area.

The performance in Corporate Banking was particularly strong with pre-tax profit up 33% on the comparative out-turn for 2004. We experienced significant loan growth in both the domestic and international businesses with loans increasing by 29% since December 2004. We continue to invest heavily in expanding our international and specialised loan businesses which are experiencing very strong growth. We retain a rigorous and conservative approach to credit risk management and continually seek to optimise value in a quality loan portfolio.

Global Treasury performed strongly in 2005 following the outstanding performance in its markets business in 2004. Despite difficult interest rate and foreign exchange markets experienced in 2005, Global Treasury closed the year with profit marginally ahead (up 2%) of 2004. Our customer business performed robustly, showing strong growth over the comparative period and underpinning our leading position in the Republic of Ireland. We also experienced strong growth in our investment books and bond activities with our short term trading activities performing behind the very strong prior year.

Investment Banking profit was up 22%, substantially ahead of 2004. The strong profit growth and activity experienced in stockbroking services, equity trading, corporate advisory and structured investments were once again underpinned by the market share positions held by each of these businesses.

The approximate profit split by business unit in 2005 was Corporate Banking 55%, Global Treasury 29% with Investment Banking and Allied Irish America comprising the remainder.

The divisional cost income ratio decreased to 47.5% from 54.4% in 2004. Strong cost management control coupled with selective business rationalisation enabled the division to retain costs at the 2004 levels.

The bad debt provision charge decreased to 0.22% of average loans from 0.27% in 2004. Total provisions increased due to a higher nominal bad debt charge, higher investment provisions and some onerous lease charges on premises.



Divisional commentary

Poland profit was EUR 132 million, up 13%


                        "Strong profit growth momentum"

                      "Very strong growth in mutual funds"

                     "Provision charge continues to reduce"

Poland Bank Zachodni WBK ('BZWBK'), in which AIB has a 70.5% shareholding, together with its subsidiaries and associates. BZWBK Wholesale Treasury and share of Investment Banking subsidiaries results are reported in Capital Markets division.


                                                                    IFRS          IFRS          IFRS
                                                                    Year          Year     Pro-forma        Underlying %
                                                                    2005          2004          2004       change 2005 v
Poland income statement                                            EUR m         EUR m         EUR m      Pro-forma 2004

Net interest income                                                  205           174           180                   1
Other income                                                         222           188           180                  10

Total operating income                                               427           362           360                   6
Total operating expenses                                             280           245           245                   3

Operating profit before provisions                                   147           117           115                  11
Provisions                                                            15            29            29                 -54

Operating profit                                                     132            88            86                  33
Share of results of associated undertakings                            -             1             1                   -
Profit on disposal of property                                         -             1             1                   -
Profit on disposal of business(1)                                      -            13            13                   -

Profit before taxation                                               132           103           101                  13


Profit before taxation was EUR 132 million in 2005 compared with EUR 101 million in 2004. On a local currency basis pre-tax profit increased by 13% and adjusting for the disposal of a business in 2004 the increase was 29%.

Total operating income increased by 6% with net interest income increasing by 1% and other income increasing by 10%. Average interest rates were lower in 2005 following a 2.00% reduction in the reference rate during the year to 4.50% at 31 December 2005. Performing loans to customers increased by 5% since December 2004 with total loans to customers up 4%. Overall the business lending market in Poland was subdued with higher liquidity levels and increased competition resulting in stagnant business lending year on year. Personal lending grew strongly where cash loans in particular were in demand by our customers. Lending margins increased as a result of improved mix in the portfolio. Customer deposits increased by 8% with margins decreasing as a result of lower interest rates, changing mix and increased competition.

Other income grew by 10%. The main area of growth was asset management fees with mutual funds income increasing by 115% and a continued favourable mix in funds managed with market share increasing from 7.5% to 12.6%. The brokerage business enjoyed an excellent year with substantial increases in turnover, buoyed by the performance of the Warsaw Stock Exchange in 2005.

E-business and payment fees and foreign exchange income contributed to a strong growth level.

Operating expenses were up 3% reflecting higher staff costs due to increased performance related pay, while savings were realised in operating expenses.

Provisioning has reduced further compared with 2004. The charge as a percentage of average loans declined from 0.91% to 0.40% in 2005. The downward trend in impaired loans as a percentage of total loans continued from 8.4% at 31 December 2004 to 6.8% at the end of December 2005.



(1) The profit on disposal of business in 2004 relates to the sale in April 2004 of CardPoint S.A., a merchant acquiring business responsible for card payment processing.


Divisional commentary

Group

Group includes interest income earned on capital not allocated to divisions, the funding cost of certain acquisitions, economic hedging of the translation of foreign locations' profit, unallocated costs of enterprise technology and central services and the contribution from AIB's share of approximately 23.5% in M&T Bank Corporation ('M&T').


                                                                                   IFRS           IFRS              IFRS
                                                                                   Year           Year         Pro-forma
                                                                                   2005           2004              2004
Group income statement                                                            EUR m          EUR m             EUR m

Net interest income                                                                  60           (22)                10
Other income                                                                       (36)             37                38

Total operating income                                                               24             15                48
Total operating expenses                                                            141            103               103

Operating loss before provisions                                                  (117)           (88)              (55)
Provisions                                                                            6             18                18

Operating loss                                                                    (123)          (106)              (73)
Share of results of associated undertaking - M&T                                    148            128               128
Construction contract income                                                         45              -                 -

Profit before taxation                                                               70             22                55



Group reported profit before taxation of EUR 70 million for the year to December 2005 compared with a profit of EUR 55 million in 2004.

Net interest income was up due to higher capital income resulting from increased capital balances (strong retained earnings) and the income generated from investment of the funds raised on a EUR 1 billion perpetual preferred securities issue in December 2004. Other income was lower due to gains of EUR 36 million in relation to closing out capital invested positions in 2004. Other income in 2005 includes economic hedging losses in relation to foreign currency translation exposure and capital management, and hedge volatility under IFRS.

Significant additional investment in resources to facilitate AIB's preparation for Basel II and Sarbanes Oxley were the main drivers of higher operating expenses. In addition, there was investment to further strengthen compliance and internal audit structures with performance related costs higher in line with strong revenue and profit growth.

AIB's share of M&T after-tax profit in 2005 amounted to EUR 148 million. On a local currency basis M&T's contribution of US$ 185 million increased by 16% relative to the year to December 2004 of US$ 159 million. AIB benefited from a 23.5% share of profit compared to a 22.7% share in the year to December 2004. M& T reported its annual results on 11 January 2006, showing net income up 8% to US$ 782 million. US GAAP-basis diluted earnings per share was up 12% to US$ 6.73 from US$ 6.00 in the year to December 2004. Diluted net operating earnings per share, which excludes the amortisation of core deposit and other intangibles, was US$ 7.03, up 10% from US$ 6.38.





Pro-forma IFRS information

Reconciliation of statutory IFRS accounts to pro-forma IFRS accounts for 2004


                                                           IFRS     EIR(1)  Insurance(2)  Financial(3)              IFRS
                                                           Year                            instruments         Pro-forma
                                                           2004                                                     2004
                                                          EUR m      EUR m         EUR m         EUR m             EUR m

Net interest income                                       2,072         73             -            33             2,178
Other income                                              1,144      (102)             -             -             1,042

Total operating income                                    3,216       (29)             -            33             3,220
Total operating expenses                                  1,869        (1)             -             -             1,868
Provisions                                                  133          -             -             -               133

Operating profit                                          1,214       (28)             -            33             1,219
Share of results of associated undertaking                  132          -             -             -               132
Profit on disposal of property                                9          -             -             -                 9
Profit on disposal of business                               17          -             -             -                17

Profit before taxation                                    1,372       (28)             -            33             1,377

Earnings per share - continuing operations               125.8c     (2.5c)             -             -            123.3c
Earnings per share - discontinued operations               6.2c          -        (2.4c)             -              3.8c
Basic earnings per share                                 132.0c     (2.5c)        (2.4c)             -            127.1c



(1) (EIR) Effective interest rate (IAS 39). On transition, certain fees receivable and fees and commissions payable that had previously been taken to the profit and loss account were treated as deferred income and deferred costs and shown within loans and receivables. These deferred fees and costs are amortised on an effective interest basis to the profit and loss account over the expected residual lives of the financial instruments. The change in policy gives rise to a reclassification from fee income / fee expense and administrative expenses to interest income with an impact on the net interest margin. On a pro-forma basis the effective interest rate adjustment reduced profit before taxation by EUR 28 million in 2004.

(2) Insurance business (IFRS 4 / IAS 39). Accounting for contracts meeting the IFRS definition of insurance business is not impacted by IFRS 4. Accounting for investment products under IAS 39 serves to delay the recognition of income for a number of reasons. There is a narrower definition of costs that can be deferred on the sale of investment products. Initial charges on sale of investment products are deferred and accrued over the expected life of the product. There is no opportunity to account for the future surpluses on an embedded value basis. As a consequence, there was a reduction in equity on transition as the valuation of the discounted future earnings expected to emerge from the business currently in force in the balance sheet will decrease. Income will be recognised on these contracts in later periods due to the change in the valuation basis. On a pro-forma basis the insurance business adjustment reduced earnings per share by 2.4c in 2004.

(3) Financial instruments (IAS 32 / IAS 39). Under IAS 32 and IAS 39,all debt securities are classified and disclosed within one of the following four categories: held-to-maturity; available-for-sale; trading; or designated as fair value through the profit and loss account. Some of AIB's financial instruments, which were previously held as financial fixed assets, are classified as available-for-sale on transition to IFRS. On a pro-forma basis, classification of financial instruments increased profit before taxation by EUR 33 million in 2004.



Pro-forma IFRS information
IFRS segmental pro-forma information (continuing operations)


                                                                                                   Year 31 December 2004

                                        AIB Bank        AIB Bank       Capital      Poland          Group          Total
                                             ROI           GB&NI       Markets
                                           EUR m           EUR m         EUR m       EUR m          EUR m          EUR m

Operations by business segments
Net interest income                        1,145             447           396         180             10          2,178
Other income                                 337             142           345         180             38          1,042

Total operating income                     1,482             589           741         360             48          3,220
Total operating expenses                     814             303           403         245            103          1,868
Provisions                                    44              13            29          29             18            133

Operating profit/(loss)                      624             273           309          86           (73)          1,219
Share of results of associated
undertakings                                 (1)               -             4           1            128            132
Profit on disposal of property                 7               1             -           1              -              9
Profit on disposal of businesses               -               -             4          13              -             17

Group profit before taxation                 630             274           317         101             55          1,377





Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB)

AIB Group Annual Results 2005 Part 2

Basis of preparation

First time adoption of International Financial Reporting Standards ('IFRS')

Up to and including the year ended 31 December 2004, AIB's primary financial statements were prepared in accordance with Irish Generally Accepted Accounting Principles ('IR GAAP'). On 1 January 2005, AIB Group implemented the requirements of International Financial Reporting Standards and International Accounting Standards and other interpretations as adopted by the European Union ('EU') (collectively, 'IFRS') for the first time and these are used for the purpose of preparing the financial statements for the year ended 31 December 2005. These financial statements have been prepared based on the requirements of IFRS issued by the International Accounting Standards Board ('IASB') as adopted by the EU.

In accordance with IFRS 1 'First-time Adoption of International Financial Reporting Standards' ('IFRS 1'), there have been no adjustments to the estimates made at the time of the approval of the IR GAAP financial statements for the year ended 31 December 2004. IFRS 1 provides first time adopters of IFRS with certain exemptions. IFRS 1 also allows or requires a number of other exceptions to its general principle that the standards in force at the reporting date should be applied retrospectively. AIB has availed of certain exemptions as set out below:-

First time application relating to financial instruments and insurance contracts

AIB has availed of transitional provisions for IAS 32 'Financial Instruments:
Disclosure and Presentation' ('IAS 32'), IAS 39 'Financial Instruments:
Recognition and Measurement' ('IAS 39') and IFRS 4 'Insurance Contracts' ('IFRS 4') and has not presented comparative information in accordance with these standards in its 2005 financial statements. Accordingly, comparative information for 2004 in respect of financial instruments and insurance contracts has been prepared on the basis of the Group's accounting policies under IR GAAP.

Share based payments

AIB has implemented the requirements of IFRS 2 'Share Based Payment' ('IFRS 2') to all equity settled share based payments granted after 7 November 2002 that had not vested by 1 January 2005.

Property, plant & equipment

AIB has retained its existing carrying value of occupied properties, plant and equipment at 1 January 2004 as deemed cost, rather than either reverting to historical cost or carrying out a valuation at the date of transition as permitted by IFRS 1.

Cumulative exchange differences

AIB has elected to deem cumulative exchange differences on the net investments in foreign branches and subsidiaries to be zero at 1 January 2004, as permitted by IFRS 1.

Employee benefits

AlB has recognised the cumulative actuarial gains and losses of defined benefit pension schemes and other post retirement benefits upon transition at 1 January 2004.

Business combinations

AIB has elected not to apply IFRS 3 'Business Combinations' to business combinations that arose prior to 1 January 2004.

Derecognition of financial instruments

Financial instruments derecognised prior to 1 January 2004 have not been subsequently recognised by the Group under IFRS.

Effects of the transition to IFRS

A summary reconciliation from previously reported Irish GAAP information to IFRS for profit before taxation and shareholders' equity for December 2004 and the reconciliation to shareholders' equity at 1 January 2005 after the application of IAS 32, IAS 39 and IFRS 4 is presented in Note 2 'Transition to IFRS'.

Notes

1 Accounting policies and presentation of financial information

The accounting policies that the Group applied in the preparation of the financial statements for the year ended 31 December 2005 are set out in the June 2005 Interim Report on pages 22 to 33. There has been no amendments to these provisional IFRS accounting policies with the following exceptions:

(a) Construction contracts

Revenue from construction contracts is recognised when it is probable that the economic benefits of the transaction will flow to the Group and when the revenue, the costs, (both incurred and in the future), the outcome of the contract and its stage of completion can all be measured reliably. Once the above criteria are met, both contract revenue and contract costs are recognised by reference to the stage of completion of the contract.

When the outcome of a construction contract cannot be estimated reliably, no profit is recognised, but revenue is recognised to the extent of costs incurred that are probable of recovery. Costs are recognised as an expense in the income statement in the accounting period in which the work is performed.

(b) Non-current assets held for sale and discontinued operations

A non-current asset or a group of assets containing a non-current asset (a disposal group) is classified as held for sale if its carrying amount will be recovered principally through sale rather than through continuing use, it is available for immediate sale and sale is highly probable within one year.

On initial classification as held for sale, non-current assets and disposal groups are measured at the lower of previous carrying amount and fair value less costs to sell with any adjustments taken to profit or loss. The same applies to gains and losses on subsequent remeasurement. No reclassifications are made in respect of prior periods.

A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale, that has been disposed of, has been abandoned or that meets the criteria to be classified as held for sale.

Discontinued operations are presented on the income statement (including comparatives) as a separate amount, comprising the total of the post tax profit or loss of the discontinued operations for the period together with any post-tax gain or loss recognised on the measurement to fair value less costs to sell, or on disposal of the assets/disposal groups constituting discontinued operations.

The currency used in these accounts is the euro which is denoted by 'EUR' or the symbol EUR.


Notes

2 Transition to IFRS

As set out in the basis of preparation, the financial statements have been prepared based on the requirements of IFRS as adopted by the European Union. AIB has availed of transitional provisions for IAS 32 'Financial Instruments:
Disclosure and Presentation' ('IAS 32'), IAS 39 'Financial Instruments:
Recognition and Measurement' ('IAS 39') and IFRS 4 'Insurance Contracts' ('IFRS 4') and has not presented comparative information in accordance with these standards. Accordingly, comparative information for 2004 in respect of financial instruments and insurance contracts is prepared on the basis of the Group's accounting policies under IR GAAP.

The following table sets out the reconciliation from previously reported Irish GAAP information for profit after taxation and shareholders' equity for December 2004, and the reconciliation to shareholders' equity at 1 January 2005 after the application of IAS 32, IAS 39 and IFRS 4.

                                         Profit after taxation  Shareholders' equity
                                                   31 December           31 December
                                                          2004                  2004
                                                         EUR m                 EUR m

As reported under Irish GAAP                             1,082                 5,581
Reconciliation adjustments to IFRS
excluding IAS 32, IAS 39 and IFRS 4:
Associated undertakings                                      1                    12
Finance leases                                               2                     1
Software                                                     6                    20
Taxation                                                   (4)                  (47)
Intangible assets & goodwill                                79                    79
Dividends                                                    -                   336
Share based payments                                       (9)                    10
Employee benefits & other                                    1                  (65)

IFRS excluding IAS 32, IAS 39 and IFRS                   1,158                 5,927
4
Reconciliation adjustments to IAS
32,IAS 39 and IFRS 4:
Loans origination                                                               (65)
Loan impairment                                                                  139
Financial instruments                                                            273
Derivatives                                                                       38
Long-term assurance business                                                   (185)
Financial liabilities                                                            345

Shareholders' equity under IFRS                                                6,472
including IAS 32, IAS 39 and IFRS 4


3 Disposal of Ark Life Assurance Company Limited ('Ark Life'). Acquisition of an interest of 24.99% in Hibernian Life Holdings Limited.

On 22 November 2005, AIB announced that it had agreed the terms of a joint venture with Aviva Group p.l.c for the manufacture and distribution of life and pensions products in the Republic of Ireland. The joint venture brings together Hibernian Life & Pensions Limited and Ark Life. Under the terms of the agreement, AIB will own an interest of 24.99% in the joint venture company Hibernian Life Holdings Limited and will enter into an exclusive agreement to distribute the life and pensions products of the joint venture. As part of the transaction, AIB will receive a cash payment of up to EUR 205.4m. The transaction was completed on 30 January 2006.


Notes

3 Disposal of Ark Life Assurance Company Limited ('Ark Life'). Acquisition of an interest of 24.99% in Hibernian Life Holdings Limited (continued)

Under IFRS 5, 'Non-current assets held for sale and discontinued operations', the income and expenses of Ark Life for December 2005 and December 2004 of the operations deemed to be disposed of have been reported net of taxation as a discontinued operation below profit after taxation. The impact of the December 2004 restatement on the previously reported figures is outlined below on the Income Statement captions impacted. The assets and liabilities of Ark Life (note
19) as at 31 December 2005 have been classified as held for sale and are separate from other assets and liabilities on the balance sheet. There has been no restatement of prior year balance sheet figures as the assets and liabilities were not held for sale at that date.

                                                                   31 December 2004
                                            As previously  Discontinued  Continuing
                                                 reported    operations  operations
                                                    EUR m         EUR m       EUR m

Net interest income                                 2,134            62       2,072
Other income                                        1,474           330       1,144

Total operating income                              3,608           392       3,216
Insurance and investment contract                     309           309           -
liabilities and claims
Total operating expenses                            1,894            25       1,869
Provisions                                            133             -         133

Operating profit                                    1,272            58       1,214
Share of results of associated                        132             -         132
undertakings
Profit on disposal of property and                     26             -          26
businesses

Profit before taxation                              1,430            58       1,372
Taxation                                              272             5         267

Profit after taxation                               1,158            53       1,105



                                                                Year 31 December 2005
                           AIB Bank  AIB Bank  Capital  Poland      Group       Total
                                ROI     GB&NI  Markets
4 Segmental information       EUR m     EUR m    EUR m   EUR m      EUR m       EUR m

Operations by business
segments(1)
Net interest income           1,314       516      435     205         60       2,530
Other income                    376       148      407     222       (36)       1,117

Total operating income        1,690       664      842     427         24       3,647
Total operating expenses        867       323      400     280        141       2,011
Provisions                       55        21       46      15          6         143

Operating profit/(loss)         768       320      396     132      (123)       1,493
Share of results of associated              -        2       -        148         149
undertakings (1)
Profit on disposal of            12         2        -       -          -          14
property
Construction contract             -         -        -       -         45          45
income
Profit on disposal of             -         -        5       -          -           5
businesses

Profit before taxation -
continuing operations           779       322      403     132         70       1,706

Balance sheet
Total loans                  45,523    18,346   23,794   4,487        211      92,361
Total deposits               34,172    10,958   58,038   6,229        123     109,520
Total assets                 55,224    20,031   44,371   7,813      5,775     133,214
Total risk weighted          39,073    18,335   38,974   4,640        634     101,656
assets
Net assets(2)                 2,564     1,203    2,558     305         42       6,672
Capital expenditure              71        16       13      19         17         136

Notes


                                                              Year 31 December 2004
                         AIB Bank  AIB Bank  Capital  Poland     Group        Total
                              ROI   GB & NI  Markets
4 Segmental information     EUR m     EUR m    EUR m   EUR m     EUR m        EUR m
(continued)

Operations by business
segments(1)
Net interest income         1,144       416      360     174      (22)        2,072
Other income                  340       189      390     188        37        1,144

Total operating income      1,484       605      750     362        15        3,216
Total operating               813       305      403     245       103        1,869
expenses
Provisions                     44        13       29      29        18          133

Operating profit/(loss)       627       287      318      88     (106)        1,214
Share of results of           (1)         -        4       1       128          132
associated undertakings
Profit on disposal of           7         1        -       1         -            9
property
Profit on disposal of           -         -        4      13         -           17
businesses

Profit before taxation -
continuing operations         633       288      326     103        22        1,372

Balance sheet (at 1
January 2005)
Total loans                35,794    13,740   14,668   3,748       280       68,230
Total deposits             27,178     9,084   40,537   5,452       133       82,384
Total assets               42,137    15,175   33,550   6,703     5,254      102,819
Total risk weighted        31,183    13,510   30,098   4,232       568       79,591
assets
Net assets(2)               2,341     1,014    2,259     318        43        5,975
Capital expenditure            82        12       16      24         -          134




                                                                Year 31 December 2005
                       Republic of     United   United  Poland      Rest of     Total
                           Ireland  States of  Kingdom            the world
                                      America
                             EUR m      EUR m    EUR m   EUR m        EUR m     EUR m

Operations by geographical
segments(3)
Net interest income          1,564         45      689     225            7     2,530
Other income                   537         68      252     251            9     1,117

Total operating              2,101        113      941     476           16     3,647
income
Total operating              1,239         62      413     290            7     2,011
expenses
Provisions                      70          1       54      15            3       143

Operating profit               792         50      474     171            6     1,493
Share of results of              1        148        -       -            -       149
associated undertakings
Profit on disposal of           12          -        2       -            -        14
property
Construction contract           45          -        -       -            -        45
income
Profit on disposal of            -          4        1       -            -         5
businesses

Profit before taxation -
continuing operations          850        202      477     171            6     1,706

Balance sheet
Total loans                 58,831      3,863   24,888   4,487          292    92,361
Total deposits              77,971      4,021   21,291   6,229            8   109,520
Total assets                91,622      5,071   28,411   7,815          295   133,214
Net assets(2)                4,039        477    1,810     320           26     6,672
Capital expenditure            100          1       16      19            -       136


Notes



                                                                Year 31 December 2004
                       Republic of     United   United  Poland      Rest of     Total
                           Ireland  States of  Kingdom            the world
                                      America
4 Segmental                  EUR m      EUR m    EUR m   EUR m        EUR m     EUR m
information
(continued)

Operations by geographical
segments(3)
Net interest income          1,314         23      543     190            2     2,072
Other income                   572        102      259     205            6     1,144

Total operating              1,886        125      802     395            8     3,216
income
Total operating              1,126         81      392     266            4     1,869
expenses
Provisions                      70        (4)       38      29            -       133

Operating profit               690         48      372     100            4     1,214
Share of results of              5        126        -       1            -       132
associated undertakings
Profit on disposal of            7          -        1       1            -         9
property
Profit on disposal of            -          -        4      13            -        17
businesses

Profit before
taxation -
continuing operations          702        174      377     115            4     1,372

Balance sheet (at 1
January 2005)
Total loans                 43,854      1,464   19,044   3,748          120    68,230
Total deposits              55,289      2,691   18,952   5,452            -    82,384
Total assets                70,484      2,568   22,885   6,761          121   102,819
Net assets(2)                2,342        942    2,299     322           70     5,975
Capital expenditure             97          1       12      24            -       134



(1) The business segment information is based on management accounts information. Income on capital is allocated to the divisions on the basis of the capital required to support the level of risk weighted assets. Interest income earned on capital not allocated to divisions is reported in Group.

(2) The fungible nature of liabilities within the banking industry inevitably leads to allocations of liabilities to segments, some of which are necessarily subjective. Accordingly, the directors believe that the analysis of total assets is more meaningful than the analysis of net assets.

(3) The geographical distribution of profit before taxation is based primarily on the location of the office recording the transaction.



Notes
                                                                    2005     2004
5 Interest and similar income                                      EUR m    EUR m

Interest on loans and receivables to banks                           167       98
Interest on loans and receivables to customers                     4,032    3,044
Interest on trading portfolio financial assets                       305      232
Interest on financial investments available for sale                 647      644

                                                                   5,151    4,018

                                                                      2005   2004
6 Interest expense and similar charges                               EUR m  EUR m

Interest on amounts due to banks and customers                       1,944  1,582
Interest on debt securities in issue                                   545    255
Interest on subordinated liabilities and other capital instruments     132    109

                                                                     2,621  1,946

                                                                    2005    2004
7 Trading income                                                   EUR m   EUR m

Foreign exchange contracts                                            59      66
Profits less losses from trading portfolio assets                     84      55
Interest rate contracts                                             (32)    (30)
Equity index contracts                                                 1       5

                                                                     112      96

                                                                     2005   2004
8 Other operating income                                            EUR m  EUR m

Profit on disposal of available for sale debt securities               17     15
Profit on disposal of available for sale equity shares                  2      2
Profit on disposal of off-balance sheet instruments                     -     36
Profit on disposal of investments in associated undertakings            -      1
Miscellaneous operating income                                         53     55

                                                                       72    109

                                                                    2005    2004
9 Administrative expenses                                          EUR m   EUR m

Personnel expenses                                                 1,298   1,136
General and administrative expenses                                  583     579
Restructuring costs                                                    -       9

                                                                   1,881   1,724


10 Construction contract income

In 2004, Blogram Limited a property development company and subsidiary of Allied Irish Banks p.l.c., contracted with the Serpentine Consortium to construct on a fixed price contract basis, a new development at Bankcentre, Ballsbridge, Dublin on their behalf. At 31 December 2005, contract revenue of EUR 81m less contract expenses of EUR 36m have been reported as construction contract income. At 31 December 2005, EUR 26m was due from the consortium in respect of construction contracts in progress.

Notes

11 Profit on disposal of businesses

2005

The profit on disposal of businesses in 2005 of EUR 5m relates to the sale of Community Counselling Services of EUR 4m (tax charge EUR 1m), and the accrual of EUR 1m (tax charge EUR 0.3m), arising from the sale of the Govett business in 2003.

2004

The profit on disposal of businesses in 2004 of EUR 17m relates to the sale of BZWBK's subsidiary, CardPoint S.A. of EUR 13m (tax charge EUR 2m), and the accrual of EUR 4m (tax charge EUR 1m), arising from the sale of the Govett business in 2003.


                                                                 2005          2004
12 Taxation                                                     EUR m         EUR m

Allied Irish Banks, p.l.c. and subsidiaries
Corporation tax in Republic of Ireland
Current tax on income for the period(1)                           160           133
Adjustments in respect of prior periods                             1           (5)
                                                                  161           128
Double taxation relief                                           (10)          (13)
                                                                  151           115
Foreign tax
Current tax on income for the period                              163           181
Adjustments in respect of prior periods                          (11)          (11)
                                                                  152           170
Deferred taxation                                                 303           285
Origination and reversal of timing differences                     16          (10)
Other                                                               -           (8)
                                                                   16          (18)
Total income tax expense - continuing operations                  319           267
Effective income tax rate - continuing operations                  18.7%      19.5%

(1)The December 2005 figure includes a charge of EUR 29.5m (2004: EUR 29.5m) in relation to the Irish Government bank levy.

                                                                  2005         2004
13 Earnings per share                                            EUR m        EUR m
(a) Basic
Profit attributable to equity holders of the parent              1,343        1,129
Distributions to other equity holders                             (38)          (4)
Profit attributable to the ordinary shareholders                 1,305        1,125
Weighted average number of shares in issue during the           864.5m       852.0m
period
Earnings per share                                         EUR  151.0c EUR   132.0c


Notes

                                                                  2005           2004
13 Earnings per share (continued)                                EUR m          EUR m
(b) Diluted
Profit attributable to ordinary shareholders                     1,305          1,125
Dilutive impact of potential ordinary shares in                    (1)              -
associated company

Adjusted profit attributable                                     1,304          1,125

                                                          Number of shares (millions)
Weighted average number of shares in issue during                864.5          852.0
the period
Dilutive effect of options outstanding                             5.7            3.1

Potential weighted average number of shares                      870.2          855.1
Earnings per share - diluted                              EUR   149.8c   EUR   131.5c




                                             Basic                            Diluted
                                   2005       2004            2005               2004
14 Adjusted earnings per share     cent       cent            cent               cent

(a) Earnings per share
As reported                       151.0      132.0           149.8              131.5
Adjustments:
Construction contract income      (4.4)          -           (4.4)                  -
Hedge volatility                  (0.7)          -           (0.7)                  -
Effective interest rate               -      (2.5)               -              (2.5)
Insurance business                    -      (2.4)               -              (2.4)
                                  145.9      127.1           144.7              126.6





                                                        Basic                Diluted
                                                  2005   2004      2005         2004
                                                  cent   cent      cent         cent

(b) Earnings per share - continuing operations
As reported                                      145.7  125.8     144.6        125.3
Adjustments:
Construction contract income                     (4.4)      -     (4.4)            -
Hedge volatility                                 (0.7)      -     (0.7)            -
Effective interest rate                              -  (2.5)         -        (2.5)
                                                 140.6  123.3     139.5        122.8


Adjusted earnings per share is presented to help understand the underlying performance of the Group. The adjustments in 2005 are items that do not reflect the underlying business performance. As IAS 39 and IFRS 4 have been implemented with effect from 1 January 2005, the adjustments in 2004 reflect the impact that these standards would have had on the effective interest rate and insurance business had they been applied from 1 January 2004.



                                                         31 December       1 January
                                                                2005            2005
15 Trading portfolio financial assets                          EUR m           EUR m

Loans and receivables to banks                                     3               2
Loans and receivables to customers                                72              45
Debt securities:
Governments securities                                           922           1,048
Other public sector securities                                    19              73
Other debt securities                                          9,008           6,705
                                                               9,949           7,826
Equity shares                                                     89              84
                                                              10,113           7,957


Notes
                                                                    2005       2004
16 Loans and receivables to customers                              EUR m      EUR m

Loans and receivables to customers                                81,171     62,243
Amounts receivable under finance leases                            1,620      1,527
Amounts receivable under hire purchase contracts                   1,154        968
Unquoted securities                                                1,287          -
                                                                  85,232     64,738

                                                                  2005         2004
                                                                 EUR m        EUR m
Impaired loans by division
AIB Bank ROI                                                       308          295
AIB Bank GB & NI                                                   166          154
Capital Markets                                                    132          100
Poland                                                             262          297
                                                                   868          846

                                                                      2005     2004
17 Provisions for impairment of loans and receivables                 EUR m    EUR m
At beginning of period                                                 760      766
IFRS transition adjustment                                           (146)        -
Exchange translation adjustments                                        16       25
Transfer to provisions for liabilities and commitments                   -     (15)
Charge against income statement                                        115      114
Amounts written off                                                   (72)    (151)
Recoveries of amounts written off in previous years                      3       21
At end of period                                                       676      760
At end of period:
Specific                                                               514      478
IBNR/General                                                           162      282
                                                                       676      760
Amounts include:
Loans and receivables to banks                                           2        2
Loans and receivables to customers                                     674      758
                                                                       676      760

                                                           31 December    1 January
                                                                  2005         2005
18 Financial investments available for sale                      EUR m        EUR m
Debt securities:
Government securities                                            8,522        7,227
Other public sector securities                                     507          854
Bank and building society certificates of deposit                  643          585
Other debt securities                                            7,021        6,880
                                                                16,693       15,546
Equity shares                                                      171          174
                                                                16,864       15,720


Notes

19 Long-term assurance business

On 22 November 2005, AIB announced that it had agreed the terms of a joint venture with Aviva Group p.l.c for the manufacture and distribution of life and pensions products in the Republic of Ireland. The joint venture brings together Hibernian Life & Pensions Limited and Ark Life Assurance Company Limited ('Ark Life').

As set out in note 3, the income from Ark Life that is determined to relate to discontinued operations is shown, on an after tax basis, as a one line item on the face of the income statement. Prior year numbers have been restated.

Ark Life assets and liabilities have been included in the balance sheet at 31 December 2005 as a disposal group classified as held for sale. Comparatives have not been restated.

Income and expense from long-term assurance business included in the income statement is set out below:


                                                                         2005   2004
Income and expense from Ark Life's long-term assurance business         EUR m  EUR m


Net interest income                                                       113     62
Other income                                                              740    342
Total operating income                                                    853    404
Increase in insurance and investment contract liabilities, and claims     762    309
Total operating expenses                                                   27     26
Income before taxation                                                     64     69
Taxation                                                                    4      6
Income after taxation                                                      60     63
Analysed as to:
Continuing operations                                                      14     10
Discontinued operations                                                    46     53

Some elements of the Ark Life business are being retained within the Group and this gives rise to the difference between the amounts recognised above and those disclosed as discontinued activities.

The assets and liabilities of Ark Life included in the consolidated balance sheet of the Group are as follows:


                                                  31 December  1 January  31 December
                                                         2005       2005         2004
                                                        EUR m      EUR m        EUR m

Assets
Loans and receivables to banks                            191        220          220
Financial assets held at fair value through             2,638      1,871            -
profit or loss
Debt securities                                             -          -          425
Equity shares                                               -          -        1,446
Property, plant and equipment                              52         51           51
Reinsurance assets                                        748        601            -
Placings with group companies                           1,428      1,246        1,246
Other assets                                              371        255          440
Total assets                                            5,428      4,244        3,828

Liabilities
Investment contract liabilities                         2,953      2,422        2,422
Insurance contract liabilities                          1,923      1,465          864
Other liabilities                                         215         75           75
Total liabilities                                       5,091      3,962        3,361
Shareholders' equity                                      337        282          467
Total liabilities and shareholders' equity              5,428      4,244        3,828


Notes

19 Long-term assurance business (continued)

Presentation in the Group balance sheet

Holdings of shares in Allied Irish Banks, p.l.c., (by the parent or subsidiary companies), for any reason, are deducted in arriving at shareholders' equity. At 31 December 2005, shares in AIB with a value of EUR 77m (2004: EUR 74m) were held within the long-term business funds to meet the liabilities to policyholders.

Long-term assurance assets attributable to policyholders are presented in the Group balance sheet net of the carrying value of the shares in AIB held within the fund. Group shareholders' funds have been reduced by a similar amount.


                                                                   2005       2004
20 Customer accounts                                              EUR m      EUR m

Current accounts                                                 20,909     17,099
Demand deposits                                                   8,013      7,321
Time deposits                                                    28,118     22,736
                                                                 57,040     47,156

Securities sold under agreements to repurchase                        6         77
Other short-term borrowings                                       5,534      2,918
                                                                  5,540      2,995
                                                                 62,580     50,151

                                                                   Contract amount
                                                                    2005      2004
21 Memorandum items: contingent liabilities and commitments        EUR m     EUR m

Contingent liabilities:
Endorsements(1)                                                        -         2
Guarantees and assets pledged as collateral security               7,157     5,394
Other contingent liabilities                                       1,396       830
                                                                   8,553     6,226

Commitments:
Other commitments                                                 19,558    16,127
                                                                  28,111    22,353

(1) On transition to IFRS, at 1 January 2005, IAS 39 requires the recognition of a liability for acceptances from the date of acceptance. A corresponding asset due from the originator is also recognised. Under Irish GAAP, acceptances were accounted for on a net basis and shown as a contingent liability.

The Group's maximum exposure to credit loss under contingent liabilities and commitments to extend credit, in the event of non-performance by the other party where all counterclaims, collateral or security prove valueless, is represented by the contractual amounts of those instruments.

The following table presents the notional principal amount and gross replacement cost of interest rate, exchange rate and equity contracts for 2005 and 2004.

                                                  2005                          2004
                              Notional           Gross      Notional           Gross
                             principal     replacement     principal     replacement
                                amount            cost        amount            cost
                                 EUR m           EUR m         EUR m           EUR m

Interest rate contracts(1)     178,326           1,146       141,067           1,059
Exchange rate contracts(1)      19,799             238        15,870             599
Equity contracts(1)              4,386             253         3,575             112

(1) Interest rate, exchange rate and equity contracts are entered into for both hedging and trading purposes.


Notes

21 Memorandum items: contingent liabilities and commitments (continued)

The Group uses the same credit control and risk management policies in undertaking all off-balance sheet commitments as it does for on balance sheet lending including counterparty credit approval, limit setting and monitoring procedures. In addition, in relation to derivative instruments, the Group's exposure to market risk is controlled within the risk limits in the Group's Interest Rate Risk and Foreign Exchange Risk Policies and is further constrained by the risk parameters incorporated in the Group's Derivatives Policy as approved by the Board.

22 Average balance sheets and interest rates

The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for the years ended 31 December 2005 and 2004.The calculation of average balances include daily and monthly averages for reporting units. The average balances used are considered to be representative of the operations of the Group.

                     Year ended 31 December 2005           Year ended 31 December 2004
                     Average   Interest  Average  Average       Interest       Average
                     balance                rate  balance                         rate
Assets                 EUR m      EUR m        %    EUR m          EUR m             %

Loans and
receivables to
banks
Domestic offices       4,596        117      2.5    2,857             70           2.4
Foreign offices        1,131         50      4.4      824             28           3.4
Loans and
receivables to
customers
Domestic offices      47,806      2,084      4.4   38,540          1,625           4.2
Foreign offices       27,664      1,768      6.4   21,397          1,260           5.9
Trading portfolio
financial assets
Domestic offices       7,786        257      3.3    5,890            193           3.3
Foreign offices        1,308         48      3.7    1,139             39           3.4
Financial
investments
Domestic offices      12,869        470      3.7   11,011            431           3.9
Foreign offices        3,220        177      5.5    2,883            213           7.4

Total interest
earning assets
Domestic offices      73,057      2,928      4.0   58,298          2,319           4.0
Foreign offices       33,323      2,043      6.1   26,243          1,540           5.9
Net interest on                     125                               48
swaps

Total average        106,380      5,096      4.8   84,541          3,907           4.6
interest earning
assets
Non-interest          13,209                       10,421
earning assets

Total average        119,589      5,096      4.3   94,962          3,907           4.1
assets

Percentage of
assets applicable
to foreign activities                       31.1                                  31.3


Notes

22 Average balance sheets and interest rates (continued)

                    Year ended 31 December 2005           Year ended 31 December 2004
                    Average  Interest   Average  Average       Interest       Average
                    balance                rate  balance                         rate
Liabilities and       EUR m     EUR m         %    EUR m          EUR m             %
shareholders'
equity

Due to banks
Domestic offices     25,288       693       2.7   20,288            555           2.7
Foreign offices       1,963        81       4.1    2,732             91           3.3
Due to customers
Domestic offices     27,820       473       1.7   23,795            363           1.5
Foreign offices      18,545       642       3.5   14,780            462           3.1
Other debt issued
Domestic offices      7,001       171       2.4    3,395             77           2.3
Foreign offices       8,486       374       4.4    3,942            178           4.5
Subordinated
liabilities
Domestic offices      2,925       132       4.5    2,513            109           4.3

Total interest
earning
liabilities
Domestic offices     63,034     1,469       2.3   49,991          1,104           2.2
Foreign offices      28,994     1,097       3.8   21,454            731           3.4

Total average        92,028     2,566       2.8   71,445          1,835           2.6
interest earning
liabilities
Non interest         21,237                       18,070
earning
liabilities

Total average       113,265     2,566       2.3   89,515          1,835           2.0
liabilities
Shareholders'         6,324                        5,447
equity

Total average
liabilities and
shareholders'       119,589     2,566       2.2   94,962          1,835           1.9
equity

Percentage of
liabilities
applicable to
foreign activities                         30.7                                  29.1

23 Post-balance sheet events

(a) Financial Statements

There have been no material post-balance sheet events which would require disclosure or adjustment to the 31 December 2005 Financial Statements.

(b) Dividends

Final dividends are not accounted for until they have been approved at the Annual General Meeting of Shareholders to be held on 26 April 2006. It is recommended that a final dividend of Eur 42.30c per ordinary share, amounting to a total of EUR 368m,be paid on 27 April 2006. The Financial Statements for the year ended 31 December 2005 do not reflect this resolution, which will be accounted for in shareholder's equity as an appropriation of retained profits in the year ending 31 December 2006.

24 Form 20-F

An annual report on Form 20-F will be filed with the Securities and Exchange Commission, Washington D.C. and, when filed, will be published on the Company's website and will be available to shareholders on application to the Company Secretary.

25 Approval of accounts

The accounts were approved by the Board of Directors on 21 February 2006.

Financial and other information

                                                                  2005        2004

Operating ratios
Operating expenses (1) /operating income                         55.2%       57.8%
Other income/operating income                                    30.6%       35.6%
Net interest margin:
Group                                                            2.38%       2.45%
Domestic                                                         2.17%       2.17%
Foreign                                                          2.83%       3.08%

Rates of exchange
EUR /US $
Closing                                                         1.1797      1.3621
Average                                                         1.2484      1.2474
EUR /Stg GBP
Closing                                                         0.6853      0.7051
Average                                                         0.6851      0.6813
EUR /PLN
Closing                                                         3.8600      4.0845
Average                                                         4.0276      4.5314

(1) Excludes restructuring costs of EUR8.7m in 2004.

                                                       31 December       1 January
                                                              2005            2005
Capital adequacy information                                 EUR m           EUR m

Risk weighted assets
Banking book:
On balance sheet                                            79,520          62,770
Off-balance sheet                                           14,682          10,960
                                                            94,202          73,730
Trading book:
Market risks                                                 6,891           5,149
Counterparty and settlement risks                              563             712
                                                             7,454           5,861

Total risk weighted assets                                 101,656          79,591

Capital
Tier 1                                                       7,275           6,510
Tier 2                                                       4,089           2,312

                                                            11,364           8,822
Supervisory deductions                                         487             302

Total                                                       10,877           8,520


Five year financial summary


                                                                Year ended 31 December
                                         2005    2004     2003        2002        2001
   2005                                  IFRS    IFRS  IR GAAP     IR GAAP     IR GAAP
  US $m   Summary of consolidated       EUR m   EUR m    EUR m       EUR m       EUR m
          statement of income(1)

  2,985   Net interest income           2,530   2,072    1,934       2,351       2,258
      -   Other finance income              -       -       12          62          67
  1,318   Other income before           1,117   1,144    1,230       1,514       1,426
          exceptional item
      -   Exceptional foreign               -       -        -           -       (789)
          exchange dealing losses

  4,303   Total operating income        3,647   3,216    3,176       3,927       2,962
          after exceptional item
  2,373   Total operating expenses      2,011   1,869    1,960       2,318       2,284

  1,930   Operating profit before       1,636   1,347    1,216       1,609         678
          provisions
    168   Provisions                      143     133      177         251         204

  1,762   Operating profit              1,493   1,214    1,039       1,358         474
    176   Share of results of             149     132      143           9           4
          associated undertakings
          Share of restructuring &
          integration costs in
      -   associated undertaking            -       -     (20)           -           -
          Amortisation of goodwill on
          acquisition of
      -   associated undertaking            -       -     (42)           -           -
     16   Profit on disposal of            14       9       32           5           6
          property
     53   Construction contract            45       -        -           -           -
          income
      5   Profit/(loss) on disposal         5      17    (141)           -          93
          of businesses

  2,012   Profit before taxation -      1,706   1,372    1,011       1,372         577
          continuing operations
    376   Taxation on ordinary            319     267      318         306          55
          activities

  1,636   Profit after taxation -       1,387   1,105      693       1,066         522
          continuing operations
     54   Discontinued operation, net      46      53        -           -           -
          of taxation

  1,690   Profit for the period         1,433   1,158      693       1,066         522

 178.1c   Basic earnings per share     151.0c  132.0c    78.8c      119.1c       56.2c
 176.8c   Diluted earnings per share   149.8c  131.5c    78.4c      117.9c       55.9c



                                                                     As at 31 December
                                             2005     2004     2003     2002      2001
    2005                                     IFRS     IFRS  IR GAAP  IR GAAP   IR GAAP
   US $m   Summary of consolidated          EUR m    EUR m    EUR m    EUR m     EUR m
           balance sheet(1)

 157,152   Total assets                   133,214  101,109   80,960   85,821    89,061
 108,959   Total loans                     92,361   67,278   53,326   58,483    57,445
 129,201   Total deposits                 109,520   82,384   66,195   72,190    72,813

   3,159   Dated capital notes              2,678    1,923    1,276    1,287     1,594
   1,023   Undated capital notes              868      346      357      389       426
     248   Other loan capital                 210      497      497      496       496
   1,473   Minority interests in            1,248    1,211      158      274       312
           subsidiaries
     586   Shareholders' equity:              497      182      196      235       279
           non-equity interests
   7,871   Shareholders' equity: equity     6,672    5,745    4,942    4,180     4,554
           interests

  14,360   Total capital resources         12,173    9,904    7,426    6,861     7,661


Five year financial summary (continued)

                                                                 Year ended 31 December
                                            2005  2004     2003        2002        2001
                                            IFRS  IFRS  IR GAAP     IR GAAP     IR GAAP
Other financial data(1)                        %     %        %           %           %

Return on average total assets               1.2  1.22     0.90        1.24     0.62(2)
Return on average ordinary shareholders'    20.6  20.7     14.5        23.7     10.4(3)
equity
Dividend payout ratio                       43.5  45.5     66.8        41.5        78.5
Average ordinary shareholders' equity
as a percentage of average total assets      5.3   5.7      6.0         5.1         5.8
Allowance for loan losses as a percentage
of total loans to customers at year end      0.8   1.2      1.3         1.6         1.9
Net interest margin                         2.38  2.45     2.72        3.00        2.99
Tier 1 capital ratio                         7.2   8.2      7.1         6.9         6.5
Total capital ratio                         10.7  10.9     10.4        10.1        10.1


(1) The results and financial position for the year ended 31 December 2004 have been restated to represent the results of Ark Life as a discontinued operation to reflect the disposal (note 3) and the application of International Financial Reporting Standards ('IFRS'), with the exception of IAS 32, IAS 39 and IFRS 4 which apply with effect from 1 January 2005 (see Basis of preparation on page
23). The historical information has not been restated for IFRS and is therefore presented as previously reported under Irish GAAP. Thus the five year trends will not be entirely comparable.

(2) Excluding the impact of the exceptional foreign exchange dealing losses, the return on average total assets was 1.23% and the return on average ordinary shareholders' equity was 20.4%.

(3) Excluding the impact of the deposit interest retention tax settlement, the return on average total assets was 1.26% and the return on average ordinary shareholders' equity was 19.5%.


Accounts in sterling, US dollars and Polish zloty

                                          EUR m       STG GBPm       US $m       PLN m
Summary of consolidated statement of            STG GBP0.6853  US $1.1797  PLN 3.8600
income                                                 =EUR 1      =EUR 1      =EUR 1
for the year ended 31 December 2005

Operating profit before provisions        1,636         1,121       1,930       6,314
Provisions                                  143            98         168         549

Operating profit                          1,493         1,023       1,762       5,765
Share of results of associated              149           102         176         577
undertakings
Profit on disposal of property               14            10          16          52
Construction contract income                 45            31          53         172
Profit on disposal of businesses              5             3           5          18

Profit before taxation - continuing       1,706         1,169       2,012       6,584
operations
Taxation                                    319           219         376       1,231

Profit after taxation - continuing        1,387           950       1,636       5,353
operations
Discontinued operation, net of taxation      46            32          54         176

Profit for the period                     1,433           982       1,690       5,529
Minority interests in subsidiaries           90            62         106         346

Profit attributable to equity holders     1,343           920       1,584       5,183
of the parent

Basic earnings per share                 151.0c        103.5p      178.1c   582.9 PLN
Diluted earnings per share               149.8c        102.7p      176.8c   578.2 PLN



Summary of consolidated balance sheet
31 December 2005                                      EUR m Stg GBPm    US $m    PLN m
Assets
Trading portfolio financial assets                   10,113   6,931   11,931   39,037
Derivative financial instruments                      2,439   1,671    2,877    9,415
Loans and receivables to banks                        7,129   4,886    8,411   27,519
Loans and receivables to customers                   85,232  58,409  100,548  328,996
Financial investments available for sale             16,864  11,557   19,894   65,095
Intangible assets and goodwill                          517     354      609    1,994
Property, plant and equipment                           706     484      833    2,724
Disposal group and assets classified as held for      5,363   3,675    6,326   20,700
sale
Other assets                                          4,851   3,324    5,723   18,725

                                                    133,214  91,291  157,152  514,205

Liabilities
Deposits by banks                                    29,329  20,099   34,600  113,211
Customer accounts                                    62,580  42,886   73,825  241,558
Derivative financial instruments                      1,967   1,348    2,320    7,591
Debt securities in issue                             17,611  12,069   20,776   67,979
Other liabilities                                     4,463   3,058    5,265   17,227
Subordinated liabilities and other capital            3,756   2,573    4,430   14,495
instruments
Disposal group classified as held for sale            5,091   3,489    6,006   19,652
Minority interests in subsidiaries                    1,248     856    1,473    4,819
Shareholders' equity                                  7,169   4,913    8,457   27,673

                                                    133,214  91,291  157,152  514,205






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  22 February, 2006                            By: ___________________
                                                   Gary Kennedy
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.